GEOGLOBAL RESOURCES INC.
Head Office: 200, 630 - 4th Avenue SW, Calgary, Alberta T2P 0J9 Canada
Phone: 403-777-9250 Fax: 403-777-9199

January 24, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  GeoGlobal Resources Inc.
File No.:      333-129225

Dear Sir/Madam:

The undersigned respectfully requests that the effective date of the above Registration Statement on Form S-3 be accelerated to 5:00 P.M. (EST) Tuesday, January 24, 2006 or as soon thereafter as may be possible.

Very truly yours,

GeoGlobal Resources Inc.

By: /s/Allan J. Kent__________
Allan J. Kent,
Executive Vice President and
Chief Financial Officer